EXHIBIT 7.1



                                 FOREIGN PATENTS

Name of Patent:   System For Reproducing Information In Material Objects
---------------   At A Point Of Sale Location.


Canadian Patent Registration Number:  1,240,390.
Expiration date: 7/9/2006.

EU Patent Registration Number: 0195098 (85103199.7).
The EU Patent Registration is in effect in the Great Britian, Belgium, Luxembourg, Sweden, Germany, Austria, France, Switzerland, the Netherlands, and Italy.
Expiration Date: 7/9/2006